Exhibit 10.1
GHEENS SEISMIC SURVEY
PARTICIPATION AGREEMENT
          This Agreement is made and entered into this 8th day of March, 2006, by and between Seismic Exchange, Inc., 11050 Capital Park Drive, Houston, Texas 77041, hereinafter referred to as “SEI”, and American Natural Energy Corporation, One Warren Place, Suite 300, 6100 S. Yale Avenue, Tulsa, Oklahoma 74136, (hereinafter referred to as “ANEC”). SEI and ANEC may sometimes hereinafter be referred to as a “Party” or collectively as the “Parties”.
               WITNESSETH:
          WHEREAS, SEI plans to conduct a 3D seismic survey in La Fourche and St. Charles Parishes, Louisiana and referred to as the Gheens 3D Survey, and
          WHEREAS, the Gheens 3D Survey (“Seismic Survey”) covers approximately 255 square miles, and
          WHEREAS, ANEC desires to participate in the acquisition of approximately 60 square miles located within the Seismic Survey (“Participation Area”), as depicted in the yellow outline on the map attached hereto as Exhibit “A”, and receive a license to the portion of the geophysical data resulting from the Seismic Survey (“Data”) as an original participant (“Original Participant”), and
          WHEREAS, ANEC desires that SEI conduct the Seismic Survey, and that ANEC, subject to the terms and conditions set forth herein, has the obligation to purchase a license from SEI for Data covering the Participation Area (the “Licensed Data”), and SEI shall license to ANEC all the Data derived from the Participation Area, and
          NOW THEREFORE, for and in consideration of the premises set forth above and other good and valuable consideration, the sufficiency of which is hereby acknowledged, SEI and ANEC agree as follows:
1.	Purchase Commitment. ANEC hereby commits to purchase the herein provided for license from SEI covering the Licensed Data.

2.	Consideration. For the granting to ANEC of a license covering the Licensed Data, ANEC hereby agrees to pay SEI a license fee (“License Fee”) equal to $33,333.33 per square mile for each square mile of Licensed Data acquired (“License Fee”), for a total License Fee of Two Million Dollars ($2,000,000). Other than said License Fee and reproduction costs as set forth in Section 15, ANEC shall not be obligated to SEI or any other party and shall not pay or reimburse SEI or any other party, unless ANEC directly contracts said party, for work done or costs associated with the Data obtained in the Licensed Data; in such event ANEC shall be solely responsible for costs associated with said third party.

3.	License Agreement. SEI agrees to grant a license to ANEC for the use of the Licensed Data under the terms of the Master Geophysical Data Use License (“License”) to be executed concurrently herewith. Notwithstanding anything contained in the License to the contrary, Section 5.2 of the License shall not apply to i) the conversion or refinancing or existing debentures which gives rise to an issuance of common voting stock in excess of 50% of the outstanding voting stock as of the date of this Agreement or ii) a corporate transaction or restructure between ANEC and Dune Energy, Inc. (“Dune”) involving the acquisition of a majority interest (either Ownership or Control, as defined in such terms are defined in the License) in ANEC by Dune; provided, however that such events occur on or before the Expiration Date, as later defined in Section 13 hereof.

A limited change of control (“Limited Change of Control”) shall be deemed to have occurred if there is a change in Control or Ownership, as those terms are defined in the License, of ANEC to which Section 5.1 of the License applies, and at least fifty percent (50%) of the executive officers in the surviving entity (“Survivor”) following such change, were executive officers of ANEC for the six (6) month period immediately preceding such change and remain executive officers of Survivor for one (1) year following such change. If a Limited Change of Control occurs prior to the Expiration Date, then notwithstanding anything contained in the License to the contrary, SEI shall allow an assignment and transfer of the rights granted hereunder to the Licensed Data to the Survivor, subject to i) written notice to SEI within thirty (30) days of such change, and ii) Survivor’s execution of SEI’s then standard master license agreement, and the applicable supplement (or the supplement designated under the applicable master license agreement between SEI and Survivor, if any) ; Provided, however, if at any time prior to the one(1) year anniversary of a Limited Change of Control, less than fifty percent (50%) of the executive officers in Survivor were executive officers of ANEC for the six (6) months immediately preceding such change, then the license so granted, assigned, and transferred to Survivor shall immediately terminate.

4.	Partner. ANEC shall have the right, one-time only, to designate a Partner, as defined in the License, to become an Original Participant under this Agreement, in the Participation Area, as outlined on Exhibit “A”, and receive a license to the Licensed Data (“Partner License”) for an additional license fee (“Partner License Fee”) of One Million Dollars ($1,000,000.00). Said Partner must be designated in writing to SEI on or before the expiration of the Exclusive Use Period as defined herein. Said Partner License shall be granted subject to i) remittance of the Partner License Fee to SEI, within ten (10) days of the written designation of Partner, ii) execution by Partner of SEI’s then standard master license agreement, and the applicable supplement (or the supplement designated under the applicable master license agreement between SEI and Partner, if any), and iii) SEI’s standard reproduction, shipping and delivery terms for requested media.

5.	Seismic Survey Management. SEI hereby commits to conduct the Seismic Survey and shall be solely responsible for the total management of the Seismic Survey, including without limitation all aspects of permitting, surveying, drilling, acquisition, processing, quality control, marketing, invoicing, and pricing.

6.	Mineral Permit. ANEC shall grant SEI a Mineral Permit for the Licensed Data as set forth in Exhibit “B”.

7.	Seismic Survey Acquisition. SEI agrees to commence, or cause to be commenced, field acquisition recording directly related to the Seismic Survey on or before May 1, 2006 and said date on which such work begins in the field shall be the “Commencement Date” for the Seismic Survey. SEI shall employ and utilize the Acquisition Parameters, as set forth in Exhibit “B”. SEI agrees to complete the Seismic Survey, in a diligent and workmanlike manner, in accordance with the terms and conditions of the SEI Operating Standards and Procedures attached hereto as Exhibit “C”.

The Seismic Survey is estimated to be completed on or before September 30, 2006 which may be changed in the event of a hurricane, tornado or other similar act of God or weather related event which may occur within or in close proximity of the lands situated within the Seismic Survey.

8.	Seismic Survey Processing. The Seismic Survey will be processed through Kirchhoff Pre-Stack Time Migration in accordance with this Agreement, and the Processing Flow attached hereto as Exhibit “D”.

9.	Final Data. SEI shall provide ANEC the itemized deliverables for the Licensed Data as set forth on Exhibit “E” (“Final Data”). In the event SEI does not have an executed permit(s) for a specific property upon completion of preliminary processing, SEI shall delete any data from the non-permitted property prior to delivery of the Final Data.

10.	Delivery of Final Data. SEI shall deliver Final Data to ANEC on DLT IV, or other media as designated by ANEC on or before January 31, 2007, and the date on which SEI delivers the Raw PSTM Stack & Enhanced PSTM Stack Final Data shall be considered as the “Delivery Date”.

11.	Non-Performance. In the event SEI does not deliver Final Data to ANEC, in accordance herewith, on or before June 30, 2007, then ANEC shall be entitled to a daily credit reduction of the License Fee, as set forth in Section 2, equal to $10,000.00 (“Daily Reduction”) for each day that the Final Data remains undelivered after such date. Such Daily Reduction shall be first applied against ANEC’s final Installment payment of $200,000, as set forth in Section 16; thereafter, ANEC shall be entitled to a refund from SEI equal to the amount of any additional Daily Reduction.

12.	Changes to Acquisition, Processing or Delivery Methods. Any changes in the survey area, acquisition, processing, or delivery methods for the Licensed Data, must be in accordance with this Agreement, unless amended by mutual agreement of all parties.

13.	Exclusive Use. As with all Original Participants, ANEC, will be entitled to a one year exclusive use of the Licensed Data (“Exclusive Use Period”), commencing upon the Delivery Date and terminating 365 days thereafter (“Expiration Date”). Furthermore, SEI shall ensure, and represents and warrants to ANEC, save and except for other Original Participants and as a condition of permit, no other entity shall review and/or obtain any of the Licensed Data during the Exclusive Use Period. Thereafter, ANEC hereby recognizes and acknowledges that other entities may receive a license to and delivery of the Licensed Data.

14.	Title and Ownership. SEI shall have one hundred (100) percent title, ownership, and marketing interest in and to the Seismic Survey and the resulting Data.

15.	Reproduction. Customary and reasonable tape copy charges and reproduction costs, for all requested products covering the Licensed Data, shall be the responsibility of ANEC. The reproduction facility shall generate separate invoices to ANEC for its respective reproduction costs.

16.	Payment Terms. ANEC shall remit payment of the License Fee referred to in Section 2 herein to SEI as set forth below:
a.	Installment Payments

Installment	Amount	Terms
1	$600,000	30% of the estimated total License Fee shall be due upon ANEC’s execution of this Agreement

2	$600,000	30% of the estimated total License Fee shall be due upon commencement of drilling within the Participation Area

3	$200,000	10% of the estimated total License Fee shall be due upon commencement of recording within the Participation Area

4	$400,000	20% of the estimated total License Fee shall be due upon completion of recording within the Participation Area

5	$200,000	10% of the estimated total License Fee shall be due on the Delivery Date
b.	Additional License. On or before the second (2nd) anniversary of the Expiration Date, ANEC may license additional Data outside the Participation Area, after the expiration of any applicable exclusive use period(s), at a rate not to exceed $25,000 per square mile; with a minimum contiguous square mileage selection of 3 square miles.

c.	Invoices. SEI shall invoice ANEC for each installment payment on the applicable date, payment shall be due via wire transfer within 15 days of receipt of the invoice. Payments due from ANEC, pursuant to any of the terms in this Agreement, remaining past due and unpaid after deliver of proper documentation shall bear a prorated interest, from the date of delivery of such documentation, at a rate equal to the lesser of 12% per annum or the maximum allowable rate.

d.	Remittance Money shall be remitted to SEI by wire transfer into the SEI Operating Account as follows:

Account Name:
Account Number:
Bank Name:
Bank Address:

Bank ABA#:
Contact:
17.	Compliance. SEI hereby agrees that SEI and its contractors and subcontractors shall comply with and abide by all federal, state and local laws, rules, regulations and ordinances insofar as the same may be applicable to the Seismic Survey and SEI’s performance under this Agreement. SEI agrees to release, defend, indemnify and hold ANEC Group (as defined in Section 18, herein) harmless from any and all claims, liabilities, judgments, penalties, fines, losses, attorney’s fees, costs, causes of action or damages which may arise or accrue because of SEI’s conduct of the Seismic Survey and the failure of SEI, its contractors or subcontractors, to comply with any such laws, rules, regulations or ordinances.

18.	Indemnity Obligations.

a.	SEI as Independent Contractor. It is understood and agreed that at all times SEI is and shall act as an independent contractor in the performance of each and every part of this Agreement, and that SEI’s employees shall be subject to SEI’s sole and exclusive supervision, direction, and control, and shall not be deemed, in fact or in law, to be employees of ANEC.

b.	Scope. In those matters in which a Party is required to indemnify the other Party, the indemnifying Party shall release, protect, defend, indemnify, and hold the indemnified Party and its Group (as defined below) harmless from and against any and all Claims (as defined below) against the indemnified Party or any member of its Group, and shall pay all costs, expenses, fines, penalties, and interest incidental thereto and judgments resulting therefrom (including, without limitation, court costs and reasonable attorneys’ fees incurred in the defense of any such Claims). This contract of indemnity will not be construed to indemnify the indemnitee against Claims resulting from its own negligent acts or omissions. The Parties agree that each shall be responsible for its own fault, and if both are sued as a result of the fault of one, the one at fault will release, indemnify, defend, and hold harmless the other.

c.	Definitions.
1.	“Claims shall mean any and all threatened or actual losses, expenses, costs, damages, liabilities, claims, demands, liens, causes of action, suits, judgments, settlements, regulatory proceedings, citations, orders, decrees and taxes, of any nature, kind, or description (including without limitation, reasonable attorney fees, court costs, fines, penalties, interest, cleanup, remediation, and debris removal) that may be brought or asserted against an indemnitee by any person or legal entity whosoever.

2.	“SEI Group” shall include SEI, its parent, subsidiaries, and affiliates, and its and their joint owners, co-lessees, partners, joint venturers, contractors, and subcontractors (other than the ANEC Group), and the owners, shareholders, directors, officers, employees, agents, representatives, invitees and insurers of all the foregoing.

3.	“ANEC Group” shall include ANEC, its parent, subsidiaries, and affiliates, and its and their joint owners, co-lessees, partners, joint venturers, contactors, and subcontractors (other than the SEI Group), and the owners, shareholders, directors, officers, employees, agents, representatives, invitees and insurers of all the foregoing.
d.	Persons.
1.	ANEC’s Liability. ANEC shall be liable for and hereby release SEI Group from all liability for and shall protect, defend, indemnify, and hold SEI Group harmless from and against any and all Claims directly or indirectly arising out of any physical illness, injury or death or any of ANEC Group, except to the extent that such illness, injury or death is caused by indemnitee’s negligence or misconduct.

2.	SEI’s Liability. SEI shall be liable for, and hereby releases ANEC Group from all liability for and shall protect, defend, indemnify, and hold SEI Group harmless from and against any and all Claims directly or indirectly arising out of any physical illness, injury or death or any of ANEC Group, except to the extent that such illness, injury or death is caused by indemnitee’s negligence or misconduct.
e.	Property.
1.	ANEC’s Liability. ANEC shall be liable for, and hereby releases SEI Group from all liability for, and shall protect, defend, indemnify and hold SEI Group harmless from and against, any and all Claims directly or indirectly arising out of any loss, harm, infringement, destruction, or damage or ANEC Group’s property, equipment or instruments, except to the extent such loss, harm infringement, destruction, or damage is caused by the indemnitee’s negligence or misconduct.

2.	SEI’s Liability. SEI shall be liable for, and hereby releases ANEC Group from all liability for, and shall protect, defend, indemnify and hold ANEC Group harmless from and against, any and all Claims directly or indirectly arising out of any loss, harm, infringement, destruction, or damage or SEI Group’s property, equipment or instruments, except to the extent such loss, harm infringement, destruction, or damage is caused by the indemnitee’s negligence or misconduct.
f.	Third Parties.
1.	ANEC’s Liability. ANEC agrees to save, protect, defend, indemnify, and hold SEI Group harmless from and against all Claims sustained or incurred against any of the SEI Group, with respect to or arising out of, directly or indirectly, the performance by ANEC Group of its obligations under this Agreement, and the transactions or activities contemplated herein by ANEC Group and brought or presented by third parties for personal injury or death, damage to the surface or property of any nature, or property or equipment damage, including damage to or contamination or water or water wells, except to the extent such Claims are caused by the negligence or misconduct of SEI Group.

2.	SEI’s Liability. SEI agrees to save, protect, defend, indemnify, and hold ANEC Group harmless from and against all Claims sustained or incurred against any of the ANEC Group, with respect to or arising out of, directly or indirectly, the performance by SEI Group of its obligations under this

Agreement, and the transactions or activities contemplated herein by SEI Group and brought or presented by third parties, except to the extent such Claims are caused by the negligence or misconduct of ANEC Group.
g.	Participation. The indemnified party shall have the right, at its option and its sole expense, to participate in the defense of each such Claim.

h.	Notice: Attorney Fees. Each Party shall notify the other Party of any Claim that may be presented to or served upon it arising out of or as a result of Services performed hereunder, affording such other Party full opportunity to assume the defense of such Claim and to protect itself under the obligations of this Agreement. In the event that the defense and indemnity of the indemnitee under the applicable indemnity provisions herein is tendered to the indemnitor and the indemnitor denies or otherwise does not unconditionally accept the tender, and in the event indemnity is found to exist, in addition to the indemnity and costs of defense owed by the indemnitor, the indemnitor shall also be obligated to pay all costs and expenses, including reasonable attorney fees, incurred by the indemnitee in pursuing its claim for the indemnity against the indemnitor.

i.	Breach of Warranty. In the event a Party to this Agreement is adjudicated to have breached its representations or warranties to the other, the party so breaching shall not be entitled to indemnity from the other.

j.	Consequential Damages. Notwithstanding anything to the contrary hereunder, SEI Group and ANEC Group each waives and disclaims and shall not be responsible or liable to the other for any incidental, special, or consequential damages, including, without limitation, such damages consisting or arising out of lost profits, lost business opportunities, business interruption, loss of use, or losses arising out of delay.

k.	Survival of Indemnities. The termination of this Agreement shall not relieve either Party of any obligation for indemnity that arises or accrues prior to such termination.
19.	Insurance
a.	At all times during the term of this Agreement, SEI agrees to carry insurance of the types and in the minimum amounts set forth in Exhibit “F”, attached hereto.

b.	SEI will use reasonable methods to ensure that all of its contractors and/or primary subcontractors shall carry insurance with limits and coverages meeting or exceeding the requirements of the Exhibit “F”.

c.	ANEC acknowledge that despite SEI’s best efforts to locate contractors and/or subcontractors which can satisfy insurance requirements set forth on Exhibit “F”

of this Agreement, circumstances may exist where such contractors and/or subcontractors are not reasonably available to SEI. In those circumstances, SEI is relieved from the obligation to satisfy the requirements of Exhibit “F” to the extent reasonably available contractors and/or subcontractors, in SEI’s sole discretion, cannot provide the insurance coverage required hereunder. Nevertheless, SEI shall remain fully obligated to ANEC with respect to SEI’s insurance obligations as set forth in Exhibit “F”; furthermore, such insurance shall not act as a limitation or waiver of any of SEI’s indemnity obligations to ANEC Group under this Agreement.
20.	Consequential Damages. Notwithstanding anything to the contrary herein, SEI, and ANEC waives and disclaims and shall not be responsible or liable to the other for any incidental, special, or consequential damages, including, without limitation, such damages consisting of or arising out of lost profits, lost business opportunities, business interruption, loss of use, or losses arising out of delay.

21.	Substitution by Mile. ANEC shall have the option to commit the License Fee to the selection and license of any data from SEI’s existing library of 100% owned 3D Seismic data (“Substitution Data”), in substitution for a license to the Licensed Data. Upon ANEC’s written request to exercise this election, ANEC shall select Substitution Data for license directly through an SEI representative. For each square mile of Substitution Data licensed by ANEC, ANEC shall forfeit the license to one square mile of Licensed Data. Substitution Data shall be transmitted to ANEC subject to the terms of the License. Under no circumstances, does this election release SEI from any of its obligations hereunder with regard to the Seismic Survey. In the event ANEC exercises its option to select Substitution Data during the Exclusive Use Period, it is understood and agreed that the Licensed Data shall continue to be subject to this Agreement and shall remain confidential to the remaining Original Participants during the Exclusive Use Period as defined in Section 13 above.

22.	No Commissions or Rebates. SEI shall not, and shall insure that its contractors and subcontractors shall not, pay any commissions, fees, or grant any rebates to any employee, officer or agent of ANEC, favor any employees, officers, or agents of ANEC with gifts or entertainment of significant cost or value, enter into any business arrangement with employees, officers, or agents of ANEC other than as a representative of ANEC without ANEC’s written approval.

23.	Notice. Unless otherwise specified in this Agreement all notices and other communications and deliveries provided for herein shall be made in writing and shall be deemed to have been properly given when delivered in person to an authorized representative of the party to whom the notice is directed or when sent by registered mail, facsimile, telegram, Federal Express delivery or cable, postage and charges prepaid, to the parties at the following addresses:

Seismic Exchange, Inc.	American Natural Energy Corporation
Attn: Tim Moran	Attn: Bennett G. Shelton
11050 Capital Park Drive	One Warren Place, Suite 300
Houston, Texas 77041	6100 S. Yale Avenue
Fax: 832-590-5294	Tulsa, OK 74136
Fax: 918-481-1473
Or such other address or addresses as either party may notify the other from time to time. Notices and deliveries shall be deemed effective, and any time periods running from notices and deliveries shall commence as follows: (a) personal delivery on delivery; (b) registered mail upon three days following posting; (c) facsimile upon twenty-four hours after transmission; and (d) telegram or cable upon forty-eight hours after transmission; and (e) Federal Express delivery upon forty-eight (48) hours after acceptance by Federal Express.
24.	Entire Agreement. The terms and provisions set forth herein, in the exhibits attached hereto contain the entire agreement between SEI and ANEC and shall supersede all previous communications, representations or agreements, either oral or written, with respect to the subject matter hereof. No agreement or understanding carrying or extending the terms hereof will be binding upon any party hereto unless made in writing and duly executed by all parties to this Agreement.

25.	Severability. If any of the specific terms or conditions of this Agreement are held by any court of competent jurisdiction to be invalid or unenforceable under the laws of any political body having jurisdiction over the subject matter of this Agreement, that invalidity or unenforceability shall not invalidate the entire Agreement. In the event any provision or portion of this Agreement is so declared invalid or unenforceable, the parties shall promptly renegotiate in good faith new provisions to eliminate such invalidity or unenforceability and to restore this Agreement as nearly as possible to its original intent.

26.	Waivers. No waiver by either party of any one or more defaults by the other party in the performance of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same party, whether of a like or of a different character.

27.	Assignment. ANEC shall not assign this Agreement in whole or in part to any third party without the prior written consent of SEI. Provided, however, that the licenses granted herein may only be transferred or assigned by ANEC as expressly provided for in the License. SEI may assign this Agreement, in whole or in part, to any entity in which SEI or its principals hold a majority control or ownership interest and in such event SEI shall continue to remain responsible for all obligations hereunder.

28.	Governing Law. This Agreement is shall be governed by and construed in accordance with the laws of the State of Louisiana excluding any choice of law rules that would refer this matter to the laws of another jurisdiction.

29.	Confidentiality. The financial terms and conditions as set forth herein shall be held as strictly confidential. Except as may be required by applicable securities laws and stock exchange regulations, or by legal process, SEI and ANEC, shall not, without prior written consent of the other, disclose or publicize the financial terms, conditions and details of this Agreement, other than to their respective counsel, public accountants, or key personnel. In furtherance of the foregoing and not by way of limitation thereof, SEI and ANEC agree to keep the financial terms, conditions and details of this Agreement and any other related agreements with third parties, including contractors, in the strictest confidence at all times and such information shall only be used for the purposes of this Agreement.

30.	Dispute Resolution. Notwithstanding anything contained heretofore in this Agreement to the contrary, the Parties specifically acknowledge and agree that any claim, controversy, or dispute (“Dispute”) arising out of, relating to, or in connection with this Agreement, including the interpretation, validity, termination, or breach thereof, shall be resolved in accordance with the following Dispute Resolution Procedure which shall constitute a condition precedent to any Party seeking judicial enforcement of any provisions of this Agreement. If either Party becomes aware of a Dispute, such Party shall promptly seek to resolve such Dispute through informal negotiations between senior executives of the Parties who have authority to settle such Dispute. When a Party hereto believes that there is a Dispute under this Agreement, the Party claiming a Dispute will give the other Party written notice of the Dispute (“Initial Written Notice”) pursuant to Section 23. Within thirty (30) days after receipt of the Initial Written Notice, the receiving party shall submit a written respond (“Response Notice”). Both the Initial Written Notice and the Response Notice shall include: (i) a statement of the Party’s position and a summary of the evidence and arguments supporting its position (ii) the name, title, fax number and telephone number of the executive who will represent that Party. The Parties shall meet at a mutually acceptable time and place not later than fifteen (15) days after the date of the Response Notice and thereafter as often as they reasonably deem necessary to exchange relevant information and attempt to resolve the Dispute. All negotiations and communications pursuant to this Section 30 shall be maintained by the Parties as confidential information and shall be treated as compromise and settlement negotiations for purposes of the Federal Rules of Evidence and any applicable State rules of evidence. If the Dispute has not been resolved within sixty (60) days after the date of the Response Notice given pursuant to this Section (or such additional time, if any, that the Parties mutually agree in writing) or if the Party receiving the Initial Written Notice refuses to participate in such executive mediation, then either Party may initiate litigation with the venue of such litigation to be Orleans Parish, Louisiana.

31.	Headings. The headings contained herein are for convenience only and shall not be considered in interpreting or construing the same.

32.	Counterpart Execution. This Agreement may be executed in any number of original counterparts of this Agreement, each of which shall be binding upon the party executing such counterpart, and all such counterparts shall be construed together and shall constitute one and the same Agreement for all purposes.

33.	Termination. This Agreement shall terminate upon the last occurring of i) the Delivery Date, and the payment to SEI for such Licensed Data, or ii) the Parties’ execution of the Supplement to the License, provided however, that in addition to foregoing enumerated items, the Parties agree to take such further actions or execute such other documents as may be reasonably necessary to carry out the scope and intent of this Agreement.

34.	Survival. Notwithstanding Section 33 above, the rights and obligations set forth in Sections 13, 16.b, 25, 26, 27, 28, 29, and 30 shall survive the termination of this Agreement.
IN WITNESS WHEREOF, this Agreement is executed on the date(s) indicated by the acknowledgments below, but effective as of the date first written above.

SEISMIC EXCHANGE, INC.
Date:

By:

Title:

AMERICAN NATURAL ENERGY CORPORATION
Date:

By:

Title: